Exhibit (a)(2)(i)

60 East 42nd St. Associates L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Tel: 212-687-8700

December 31, 2012

To Unitholders in 60 East 42nd St. Associates L.L.C. (“Associates”):

In accord with our December 20 letter to you, we are enclosing Form 14D-9, as required under securities laws, to advise you of the recommendation by Malkin Holdings LLC, as supervisor, that you reject the tender offer being made by affiliates of MacKenzie Capital Management, LP as described in this enclosure.

The offerors are not affiliated with the supervisor or MacKenzie Partners Inc., which is assisting the supervisor in connection with the solicitation of consents for the proposed consolidation.

Such tender offer was filed with the Securities and Exchange Commission (“SEC”), but copies have not yet been produced by the offerors for mailing to you. It is our understanding that such mailing will be made soon.

This Form 14D-9 is NOT the prospectus/ solicitation regarding the consolidation proposal by the supervisor on Form S-4, which the SEC has now declared effective and which the supervisor will mail to you in due course.

We appreciate your patience and support.

Sincerely,

Malkin Holdings LLC

Peter L. Malkin, Chairman	Anthony E. Malkin, President